Exhibit 99.1

QIWI announces CFO resignation

NICOSIA, CYPRUS – March 3, 2021 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that Pavel Korzh, the Chief Financial Officer (the “CFO”) of the Company, will be resigning from his position as CFO effective April 2, 2021. Mr. Korzh has confirmed that his resignation is due to personal reasons and not related to any disagreements or disputes with the management or the Board of Directors of the Company on any matters including the Company’s accounting principles, practices, financial statement disclosures, or compliance procedures. Mr. Korzh will continue to serve as QIWI Chief Financial Officer throughout the full year 2020 results reporting. Elena Nikonova, QIWI’s current Deputy CFO for Financial Reporting, will be appointed as interim Chief Financial Officer effective April 2, 2021, following the departure of Pavel Korzh.

Ms. Nikonova has over 15 years of experience in finance. Ms. Nikonova joined QIWI in 2010 as Deputy of Head of IFRS Department, and was appointed Deputy CFO for Financial Reporting in 2019. Ms. Nikonova began her career at Ernst & Young, where she worked from 2005 to 2010 holding different positions in the audit department. Ms. Nikonova graduated from Novosibirsk State University in 2005 with a degree in Management.

As Interim Chief Financial Officer, Ms. Nikonova will report directly to CEO Boris Kim until a permanent replacement is appointed. The Company aims to start the search process for selecting a new Chief Financial Officer immediately and will consider both external and internal candidates.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 19.7 million virtual wallets, over 117,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 145 billion cash and electronic payments monthly connecting over 32 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com